              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                              ON DECEMBER 19, 2000


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-3
                                (Amendment No. 1)


                        Rule 13e-3 Transaction Statement

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         THE PEREGRINE REAL ESTATE TRUST

                                (Name of Issuer)


                         THE PEREGRINE REAL ESTATE TRUST
                               WINSHIP PROPERTIES
                           TCW SPECIAL CREDITS FUND IV
                          TCW SPECIAL CREDITS PLUS FUND
                          TCW SPECIAL CREDITS TRUST IV
                          TCW SPECIAL CREDITS TRUST IVA
                            TRUST COMPANY OF THE WEST
                          TCW ASSET MANAGEMENT COMPANY
                               TCW SPECIAL CREDITS
                   OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.
                   OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                             GATEWAY RECOVERY TRUST
                                 ROGER D. SNELL
                      (Name of Person(s) Filing Statement)


                     Common Stock, $.01 Par Value per Share
                         (Title of Class of Securities)

                                   45631G-10-6
                      (CUSIP Number of Class of Securities)


                                   Roger Snell
                         The Peregrine Real Estate Trust
                                 1300 Ethan Way
                                    Suite 200
                          Sacramento, California 95825

                                 (916) 929-8244
                                 With a copy to:

                                Deborah Baumgart
                       Milbank, Tweed, Hadley & McCloy LLP
                             601 So. Figueroa Street
                                   30th Floor
                          Los Angeles, California 90017
                                 (213) 892-4000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.  [  ]  A tender offer.
     d.  [  ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

              Transaction Valuation*              Amount of Filing Fee
              ----------------------              --------------------
                     $1,368,780                           $273.75

* Determined by multiplying 2,319,915 (the number of outstanding shares of the Common Stock of the Peregrine Real Estate Trust not owned by Oaktree, TCW, Prudential or their Affiliates) by $0.59 per share and adding the aggregate amount anticipated to be paid to certain persons holding options to purchase shares of the Common Stock of the Peregrine Real Estate Trust in consideration of the cancellation of such options.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $273.75

Form or Registration Number:  Schedule 14C


Filing Party:    The Peregrine Real Estate Trust
                 WinShip Properties
                 TCW Special Credits Fund IV
                 TCW Special Credits Plus Fund
                 TCW Special Credits Trust IV
                 TCW Special Credits Trust IVA
                 Trust Company of the West
                 TCW Asset Management Company
                 TCW Special Credits
                 OCM Real Estate Opportunities Fund A, L.P.
                 OCM Real Estate Opportunities Fund B, L.P.
                 The Prudential Insurance Company of America

                 Gateway Recovery Trust
                 Roger D. Snell

Date Filed:  December 19, 2000

                  This Rule 13e-3 Transaction Statement (this "Statement") is being filed concurrently with the filing of a preliminary information statement pursuant to Regulation 14C under the Securities Exchange Act of 1934 (the "Information Statement"). The underlying Rule 13e-3 transaction relates to an Agreement and Plan of Merger, dated as of September 26, 2000 (the "Merger Agreement"), by and between The Peregrine Real Estate Trust, a California real estate investment trust (the "Trust" or "Peregrine"), and The WinShip Real Estate Trust, a California real estate investment trust ("New WinShip"). The Merger Agreement provides for the merger (the "Merger") of the Trust with and into New WinShip, with New WinShip as the trust surviving the Merger. New WinShip was formed by TCW Special Credits Fund IV, TCW Special Credits Plus Fund, TCW Special Credits Trust IV, TCW Special Credits Trust IVA, and TCW Special Credits, as investment manager of the Weyerhaeuser Company Master Retirement Trust Separate Account (collectively, "TCW"), and OCM Real Estate Opportunities Fund A, L.P., OCM Real Estate Opportunities Fund B, L.P., and Oaktree Capital Management, LLC ("Oaktree Capital") as investment manager of Gryphon Domestic VII LLC's separate account (collectively, "Oaktree"), in connection with the Merger.



                  Oaktree, TCW and The Prudential Insurance Company of America and Gateway Recovery Trust (collectively, "Prudential" and together with Oaktree and TCW, the "Majority Shareholders") currently beneficially own approximately 89.7% of the outstanding shares of common stock, par value $0.01 per share, of Peregrine, representing approximately 89.7% of the voting power of the shareholders of Peregrine. It is contemplated that the Majority Shareholders will contribute all of the Peregrine common shares owned by them to New WinShip prior to the consummation of the Merger. Oaktree and TCW have proposed, and Prudential has agreed to vote for, the Merger in order to purchase all of the Peregrine common shares that are not held by New WinShip or the Majority Shareholders (the "Nonaffiliated Shares"). After the Merger, the Majority Shareholder will own 100% of New WinShip, with Prudential owning 26.63%, TCW owning 42.74% and Oaktree owning 30.63% of the issued and outstanding equity securities of New WinShip.


                  The Merger will cause New WinShip, as successor by merger to Peregrine, to be privately owned, which TCW and Oaktree believe will advance Peregrine's long-term strategy and will be beneficial from a cost standpoint as well as from the standpoint of employee relations. TCW and Oaktree sought to structure the transaction as a Merger because it would most efficiently accomplish the objectives of the Majority Shareholders to acquire the Nonaffiliated Shares. Upon the consummation of the Merger, there will be no public market for Peregrine's common shares and holders of the Nonaffiliated Shares will receive $0.59 per share in cash. In addition, registration of Peregrine's common shares will be terminated and Peregrine will no longer be required to file periodic reports with the Securities and Exchange Commission.

                  This Schedule 13E-3 is being jointly filed by (i) Peregrine (the issuer of the class of equity securities that is the subject of the transaction); (ii) New WinShip, (iii) TCW Special Credits Fund IV ("Fund IV");
(iv) TCW Special Credits Plus Fund (the "Plus Fund" and together with Fund IV the "Special Credits Limited Partnerships"); (v) TCW Special Credits Trust IV ("Trust IV"); (vi) TCW Special Credits Trust IVA ("Trust IVA" and together with Trust IV the "Special Credits Trusts"); (vii) Trust

Company of the West ("TCW"), a California corporation and wholly-owned subsidiary of TCW Group, Inc., a Nevada corporation ("TCWG"); (viii) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO"); (ix) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits"); (x) OCM Real Estate Opportunities Fund A, L.P., a Delaware limited partnership; (xi) OCM Real Estate Opportunities Fund B, L.P., a Delaware limited partnership; (xii) The Prudential Insurance Company of America; (xiii) Gateway Recovery Trust, and (xiv) Roger D. Snell, President and Chief Executive Officer of Peregrine and President of New WinShip.

                  Oaktree Capital is a registered investment adviser with the SEC under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), which has approximately $17 billion of assets under, or committed for, management. Oaktree Capital is (a) the general partner with an approximately 1% or less equity interest in (i) OCM Real Estate Opportunities Fund A, L.P., (ii) OCM Real Estate Opportunities Fund B, L.P. and (iii) OCM Real Estate Opportunities Fund II, L.P. and (b) investment manager of Gryphon Domestic VII, LLC, a separate account pursuant to which Oaktree Capital receives a management and incentive fee. Oaktree Capital is a member managed limited liability company in which D. Richard Masson, a director of Peregrine, is a member who owns approximately 15% equity interest. The remaining membership interests of Oaktree Capital are held, directly and indirectly, by approximately 40 persons, with two members each owning approximately 28% of the membership interests.

                  TCW Special Credits is also a registered investment adviser with the SEC under Advisers Act and an affiliate of The TCW Group, Inc., an investment management company with approximately $50 billion of assets under, or committed for, management ("TCW Special Credits"). TCW Special Credits is
(a) the general partner with an approximately 1% or less equity interest in
(i) TCW Special Credits Fund IV limited partnership and (ii) TCW Special Credits Plus Fund limited partnership and (b) investment manager of (i) TCW Special Credits Trust IV, a collective investment trust, (ii) TCW Special Credits Trust IVA, a collective investment trust and (iii) Weyerhaeuser Company Master Retirement Trust separate account, in which TCW Special Credits or its affiliates receive a management and incentive fee. The foregoing limited partnerships, trusts and separate accounts hereinafter the "TCW Funds." TCW Special Credits is a general partnership in which Mr. Masson is a general partner with approximately 12% equity interest and TAMCO is the managing general partner with approximately 51% general partner interest. Mr. Masson is not an officer or equity owner of TAMCO or any of its affiliated companies, but he is an authorized signatory of TAMCO, as managing general partner of TCW Special Credits, with respect to investments of the TCW Funds.

                  The Prudential Insurance Company of America is a mutual insurance company and does not have any significant shareholders. The principal beneficiary of Gateway Recovery Trust is the Prudential Insurance Company of America.



                  Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission the Information Statement under Regulation 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Exhibit A to the Information Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

                  The information contained in the Information Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Information Statement.

                  The information contained in this Schedule 13E-3 and/or Information Statement concerning Peregrine was supplied by Peregrine and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Information Statement concerning each filing person other than Peregrine was supplied by each such filing person and no other filing person, including Peregrine, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1.                             SUMMARY TERM SHEET.

The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION

(a) Name and Address. The information contained in the section entitled "SUMMARY--The Parties" in the Information Statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled "SPECIAL FACTORS
          REGARDING THE MERGER--Required Vote For
          Merger; Written Consent In Lieu Of
          Meeting" in the Information Statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "SUMMARY--Market" in the Information Statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "SUMMARY--Cash Dividends" in the Information Statement is incorporated herein by reference.

(e)       Prior Public Offerings.  None.

(f) Prior Stock Purchases. The information contained in the section entitled "COMMON SHARES PURCHASE INFORMATION" in the Information Statement is incorporated herein by reference.

ITEM 3.        IDENTITY AND BACKGROUND

(a),(c) Name and Address; Business and Background of Natural Persons. The information contained in the sections entitled "SUMMARY--The Parties," "CERTAIN INFORMATION REGARDING PEREGRINE," "CERTAIN INFORMATION REGARDING NEW WINSHIP," "CERTAIN INFORMATION REGARDING THE MAJORITY SHAREHOLDERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "TRUSTEES AND EXECUTIVE OFFICERS OF PEREGRINE" in the Information Statement is incorporated herein by reference. During the last five years, to the best knowledge of Peregrine, none of Peregrine's current directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All current Peregrine directors and executive officers are U.S. citizens. Peregrine, one of the filing persons, is also the subject company.

(b) Business and Background of Entities. The information contained in the sections entitled "SUMMARY--The Parties" and "CERTAIN INFORMATION REGARDING THE MAJORITY SHAREHOLDERS" in the Information Statement is incorporated herein by reference.

ITEM 4         TERMS OF THE TRANSACTION.

(a)(1)         Tender Offers.  Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," and "THE MERGER AGREEMENT" in the Information Statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--Purpose, Background and Effect of Merger," and "THE MERGER
               AGREEMENT--Consideration to be Paid in the Merger" in the Information Statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--The Reporting Persons' Purpose and Reasons for the Merger" in the Information Statement is incorporated herein by reference.


(a)(2)(iv) Vote Required for Approval. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE MERGER--Required Vote for the Merger; Written Consent in Lieu of Meeting" in the Information Statement is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE MERGER--Interests of Certain Persons in the Merger" in the Information Statement is incorporated herein by reference.

(a)(2)(vi) Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE MERGER--Accounting Treatment" in the Information Statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE MERGER--Material Federal Income Tax Consequences" in the Information Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE MERGER--Additional Interests of Certain Persons in the Merger" in the Information Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled "NO DISSENTERS' RIGHTS" in the Information Statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. Peregrine has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of Peregrine or to obtain counsel or appraisal services at the expense of Peregrine.

(f)            Eligibility for Listing or Trading.  Not applicable.

ITEM 5         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)            Transactions.  None.

(b),(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" and "CERTAIN TRANSACTIONS" in the Information Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger," "CERTAIN TRANSACTIONS" and "--Interests of Certain Persons in the Merger" in the Information Statement is incorporated herein by reference.

ITEM 6         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS REGARDING THE MERGER--Certain Effects of the Merger" in the Information Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" and "CERTAIN RELATIONSHIPS" in the Information Statement is incorporated herein by reference.

ITEM 7         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS


(a),(c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger," "--The Reporting Persons' Purpose and Reasons for the Merger," "--Certain Effects of the Merger" and "--Financing of the Merger" in the Information Statement is incorporated herein by reference.


(b) Alternatives. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" in the Information Statement is incorporated herein by reference.


(d) Effects. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS REGARDING THE MERGER--The Reporting Persons' Purpose and Reasons for the Merger," "--Interests of Certain Persons in the Merger," "-Financing of the

               Merger," "--Estimated Fees and Expenses," "--Material Federal Income Tax Consequences," "--Certain Effects of the Merger" and "THE MERGER AGREEMENT" in the Information Statement is incorporated herein by reference.

ITEM 8         FAIRNESS OF THE TRANSACTION.


(a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger," "--The Reporting Persons' Purpose and Reasons for the Merger" and "--Opinion of Financial Adviser" in the Information Statement and Appendix B"--Opinion of Duff & Phelps, LLC" is incorporated herein by reference.



(c) Approval of Security Holders. The information contained in the sections entitled "SPECIAL FACTORS REGARDING THE MERGER--The Reporting Persons' Purpose and Reasons for the Merger," and "THE SPECIAL MEETING--Required Vote for the Merger; Written Consent in Lieu of Meeting" in the Information Statement is incorporated herein by reference.


(d) Unaffiliated Representative. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE
               MERGER--Background of the Merger" in the Information Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" in the Information Statement is incorporated herein by reference.


(f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" and "--The Reporting Persons' Purpose and Reasons for the Merger" in the Information Statement is incorporated herein by reference.


ITEM 9         REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.


(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the report; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger," "--The Reporting Persons' Purpose and Reasons for the Merger," "--Opinion of Financial Adviser," and "WHERE YOU CAN FIND MORE INFORMATION" in the Information Statement and Appendix B "--Opinion of

               Duff & Phelps, LLC" is incorporated herein by reference.

ITEM 10        SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled "SPECIAL FACTORS REGARDING THE MERGER--Financing of the Merger" in the Information Statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled "ESTIMATED FEES AND EXPENSES OF THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 11        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Information Statement is incorporated herein by reference.

(b)            Securities Transactions.  None

ITEM 12        THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS REGARDING THE MERGER--Required Vote for Merger; Written Consent in Lieu of Meeting" in the Information Statement is incorporated herein by reference.

(e)            Recommendations to Others.  None.

ITEM 13        FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the section entitled "SELECTED FINANCIAL DATA" in the Information Statement is incorporated herein by reference.

(B) Pro Forma Information. The information contained in the section entitled "SELECTED FINANCIAL DATA" in the Information Statement is incorporated herein by reference.

ITEM 14        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b)        Solicitations or Recommendations; Employees and Corporate Assets.
               The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS REGARDING THE MERGER--Background of the Merger" and "--Estimated Fees and Expenses of the

               Merger" in the Information Statement is incorporated herein by reference.

ITEM 15        ADDITIONAL INFORMATION

(b)            Other Material Information.  None.

ITEM 16        EXHIBITS


(a) Preliminary information statement on Schedule 14C filed with the Securities and Exchange Commission on December 19, 2000 (incorporated herein by reference to the Information Statement).


(c) Opinion of Duff & Phelps, LLC dated September 1, 2000 (incorporated herein by reference to Appendix B to the Information Statement).

(d) Agreement and Plan of Merger, dated as of September 26, 2000 (incorporated herein by reference to Appendix A to the Information Statement).

(d) Shareholders' Agreement, dated as of May 26, 2000 by and between The Prudential Insurance Company of America, Gateway Recovery Trust, TCW Special Credits Fund IV, TCW Special Credit Plus Fund, TCW Special Credits Trust IV, TCW Special Credits Trust IVA, TCW Special Credits, as investment manager of the Weyerhaeuser Company Master Retirement Trust Separate Account, OCM Real Estate Opportunities Fund A, L.P., OCM Real Estate Opportunities Fund B, L.P., and Oaktree Capital Management, LLC as investment manager of Gryphon Domestic VII, LLC Separate Account.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

                  This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates," "believes," "estimates," "expects," "should," "could," "targets" and "may" or similar expressions. For each of these statements, we claim the protection of the safe harbor for forward-looking statements contained the Private Securities Litigation Reform Act of 1995. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

                  Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

                                    SIGNATURE



                  After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated as of the 18th of December 2000.


THE PEREGRINE REAL ESTATE TRUST

By:  /s/ Roger D. Snell
   -----------------------------------------
Title: President and CEO


WINSHIP PROPERTIES

By:  /s/ Roger D. Snell
   -----------------------------------------
Title: President

TRUST COMPANY OF THE WEST

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory


TCW SPECIAL CREDITS

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IV

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General Partner of
TCW Special Credits Fund IV


TCW SPECIAL CREDITS PLUS FUND

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General Partner of
TCW Special Credits Plus Fund


TCW SPECIAL CREDITS TRUST IV

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of Trust Company of the West, the
trustee of TCW Special Credits Trust IV


TCW SPECIAL CREDITS TRUST IVA

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang, Authorized Signatory
of Trust Company of the West, the
trustee of TCW Special Credits Trust IVA

OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang
Managing Director and General Counsel
of Oaktree Capital Management, LLC, the
General Partner of OCM Real Estate Opportunities Fund A, L.P.


OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.

By:  /s/ Kenneth Liang
   -----------------------------------------
Kenneth Liang
Managing Director and General Counsel
of Oaktree Capital Management, LLC, the
General Partner of OCM Real Estate Opportunities Fund B, L.P.


THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By: /s/ Gwendolyn S. Foster
   -----------------------------------------
   Name:  Gwendolyn S. Foster
   Title: Vice President


GATEWAY RECOVERY TRUST

By:      The Prudential Insurance Company of America,
         its Asset Manager

By:  /s/ Gwendolyn S. Foster
   -----------------------------------------
         Name:  Gwendolyn S. Foster
         Title: Vice President


ROGER D. SNELL

By: /s/ Roger D. Snell
   --------------------------------------------------

                                  EXHIBIT INDEX


   EXHIBIT                                 DESCRIPTION


Exhibit 99.1* Preliminary information statement on Schedule 14C filed with the Securities and Exchange Commission on December 19, 2000 (incorporated herein by reference to the Information Statement).


Exhibit 99.2* Opinion of Duff & Phelps, LLC dated September 1, 2000 (incorporated herein by reference to Appendix B to the Information Statement).

Exhibit 99.3* Agreement and Plan of Merger, dated as of September 26, 2000 (incorporated herein by reference to Appendix A to the Information Statement).

Exhibit 99.4 Shareholders' Agreement, dated as of May 26, 2000 by and between TCW Special Credits Fund IV, TCW Special Credit Plus Fund, TCW Special Credits Trust IV, TCW Special Credits Trust IVA, TCW Special Credits, as investment manager of the Weyerhaeuser Company Master Retirement Trust Separate Account, OCM Real Estate Opportunities Fund A, L.P., OCM Real Estate Opportunities Fund B, L.P., and Oaktree Capital Management, LLC as investment manager of Gryphon Domestic VII, LLC Separate Account.



* Incorporated by reference to the Information Statement.

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